UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42794

BTQ Technologies Corp.

(Translation of registrant's name into English)

700 West Georgia Street, Suite 2500

Vancouver, British Columbia, V7Y 1B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐     Form 20-F ☒     Form 40-F

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Report on Form 6-K are incorporated by reference into the registrant's Registration Statement on Form F-10 (File No. 333-290517).

EXHIBIT INDEX

The following exhibits are furnished as part of this Current Report on Form 6-K.

Exhibit Number	Description

99.1	Controlled Equity OfferingSM Sales Agreement, dated June 18, 2026, by and among the Registrant and Cantor Fitzgerald & Co. and Cantor Fitzgerald Canada Corporation
99.2	Material Change Report dated June 18, 2026
99.3	Press Release dated June 18, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BTQ Technologies Corp.

Date: June 18, 2026	By:	/s/ Lonny Wong
Name: Lonny Wong
Title: Chief Financial Officer